Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Pretax income from continuing operations before minority interest	392,326	322,758	193,055	134,116	171,728
Add
Fixed Charges	36,643	31,229	31,513	19,675	11,619
Amortization of capitalized interest	1,887	565	502	550	378
Less
Capitalized interest	14,797	888	1,291	808	1,237
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	(190)	420	(332)

Total	416,059	353,664	223,969	153,113	182,820

Fixed Charges
Interest expense	20,721	29,270	29,271	18,012	9,653
Capitalized interest	14,797	888	1,291	808	1,237
Amortization of debt costs	858	591	527	406	298
Interest element of rentals	267	480	424	449	431

Total	36,643	31,229	31,513	19,675	11,619

Ratio	11.35	11.32	7.11	7.78	15.73